Exhibit 99.6

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
320 Bay Street
Suite 1520
Toronto, Ontario
M5H 4A6 CANADA

Item 2	Date of Material Change

May 12, 2011

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on May 12, 2011.

Item 4	Summary of Material Change

Gammon Gold reports first quarter financial results, including record operating cash flow and net free cash flow at Ocampo

Item 5	Full Description of Material Change

Gammon is pleased to report financial results from the first quarter ended March 31, 2011. All amounts are in U.S. dollars unless otherwise indicated.

Gammon concluded the first quarter on plan, with Ocampo delivering record underground production, record profit margins, record operating cash flow and record net free cash flow. The Company now operates three wholly owned gold mines and two advanced development projects in Mexico that is expected to underpin the Company’s peer-leading growth targets in 2011 and beyond.

The Company also reiterates its consolidated 2011 production guidance of 167,000-189,000 gold ounces, 4.8 -5.6 million silver ounces, or 255,000-290,000 gold equivalent ounces at cash costs of $455-485 per gold equivalent ounce (assuming a 55:1 gold equivalency ratio).

Company-Wide Quarterly and Subsequent Highlights

Revenues of $70.3 million
Earnings from operations of $23.6 million, or $0.17 per share

Net earnings of $19.3 million, or $0.14 per share, prior to a charge of $7.6 million, or $0.05 per share, in restructuring costs for the re-start of operations at the El Cubo mine (the “El Cubo Charge”)

Strong operating cash flow of $41.2 million, or $0.30 per share, before the restructuring costs for the re-start of operations at the El Cubo
Net free cash flow[1] of $6.4 million, or $0.05 per share, after the El Cubo restructuring costs and $9.8 million in discretionary company-wide exploration expenditures.
Cash balance of $119.1 million, as of March 31, 2011
Successfully resolved the labour disruption at the El Cubo mine and resumed mining activities as of May 1, 2011, with processing scheduled in the third quarter
Completed the acquisition of Capital Gold Corporation effective April 8, 2011
Immediate implementation of strategic productivity enhancement initiatives at the El Chanate mine including:
Integration of operations and administration already underway
Additional mining equipment being mobilized

Ocampo Quarterly Highlights

Record earnings before other items of $37.6 million
Record operating cash flow of $51.6 million
Record net free cash flow of $25.6 million
Gold equivalent production of 49,854 ounces at a 43:1 realized Q1-11 gold equivalency ratio and a cash cost of $382 per ounce[1], for a record margin of $1,004 (72%) per gold equivalent ounce
Gold production of 25,882 ounces at cash costs of negative $572 per gold ounce[1,2] for a record margin of $1,958 (141%) per gold ounce[2]
Silver production of 1,035,174 ounces at cash costs of negative $15.76 per silver ounce[3] for a record margin of $48 (149%) per silver ounce[3]
Gold equivalent production of 44,703 ounces at a 55:1 gold equivalency ratio at a cash cost of $427 per ounce[1], for a record margin of $958 (69%)
Record underground production rate of 1,968 tonnes per day
Record development of 7,291 metres at the three underground operations

“Our strengthened operations team at Ocampo has delivered another consecutive quarter of record margins, operating cash flow and net free cash flow. At the El Chanate gold mine, we have been impressed by the level of expertise of the operations team who are already implementing a number of operational synergies identified during our operational integration review, including the mobilization of additional equipment to accelerate open pit mining rates which is expected to provide increased ore tonnage for processing.” stated René Marion, President and Chief Executive Officer. He continued, “At our El Cubo mine, stoping activities began on May 1st and we expect to begin processing ore in the third quarter, resulting in the Company operating three wholly owned and producing gold mining operations in Mexico together with a significantly enhanced portfolio of two development projects and six exploration properties, all in Mexico.”

Further Corporate Highlights

The Company has completed a total of 56,704 metres of drilling at Ocampo (as of April 30, 2011) that has focused on 10 underground and open pit targets. Results from the 2011 drilling program continue to report significant results, including multiple high-grade intercepts, demonstrating the continued prospectivity of the Ocampo Operations.

Regional exploration is proving prospective with a high-grade discovery at the La Balleza vein in the Venus Project that reported 0.7 metres grading 62.20 grams per tonne gold and 2,700 grams per tonne silver, located only 3km from the Ocampo property boundary.
On February 28, 2011, the Company announced a company-wide pre-depletion increase of 459,000 gold equivalent ounces[4] (18%) to Proven and Probable Reserves estimates and a pre-depletion increase of 238,000 (47%) gold equivalent ounces[5] to Measured and Indicated Resources. These results arise from the first systematic exploration program at Ocampo since 2003.

Operational	Results

Three Months Ended March 31	OCAMPO		EL CUBO
(in thousands, except ounces and total cash costs)
	2011	2010	2011	2010
Gold ounces sold	26,031	22,406	-	6,650
Silver ounces sold	1,060,306	1,020,204	-	319,454
Gold equivalent ounces sold (realized)	50,681	37,861	-	11,531
Gold ounces produced	25,882	21,855	-	6,576
Silver ounces produced	1,035,174	960,817	-	323,254
Gold equivalent ounces produced (realized)	49,854	36,546	-	11,515
Revenue from mining operations	$70,313	$41,902	-	$12,785
Mine standby costs	-	-	$7,555	-
Net earnings / (loss) before other items	$37,579	$15,161	$(7,926)	$1,063
Cash flow from operations	$51,564	$16,034	$(11,570)	$2,783
Total cash costs per gold equivalent ounce[1] (realized)	$382	$455	-	$763
Total cash costs per gold ounce[1,2]	$(572)	$3	-	$515
Gold equivalent ounces sold (55:1)[5]	45,309	40,955	-	12,458
Gold equivalent ounces produced (55:1)[5]	44,703	39,325	-	12,453
Total cash costs per gold equivalent ounce (55:1)[1,5]	$427	$421	-	$706

1.	Non-GAAP measures are described on page 24 of the first quarter 2011 Management’s Discussion and Analysis
2.	Using silver revenues as a by-product cost credit.
3.	Using gold revenues as a by-product cost credit.
4.

Using the reserve metal prices of $1,025/oz for gold and $16.60/oz for silver for a gold to silver ratio of 61.75:1. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 15-18 of the Company’s 2010 Annual Information Form that is available on the Company’s website at www.gammongold.com or www.sedar.com.

5.	Using the Company’s long-term gold equivalency ratio of 55:1.

Conference Call and Webcast

The Company will release the Company’s first quarter financial results for the three-month period ended March 31, 2011 before the market opens on Thursday, May 12, 2011. The Company’s Consolidated First Quarter 2011 Financial Statements and Management’s Discussion and Analysis is available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Thursday, May 12, 2011 starting at 9:00 am Eastern Time. Senior management will be on hand to discuss the results.

Conference Call Access:

Canada & US Toll Free:	1-(888) 231-8191
International & Toronto:	1-(647) 427-7450

When the Operator answers please ask to be placed into the Gammon Gold First Quarter 2011 Results Conference Call.

Conference Call Webcast:

The conference call event will be broadcast live on the internet via webcast.

To access the webcast please follow the link provided below:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3487440

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, May 19, 2011 by dialing the appropriate number below:

Local Toronto Participants: 1-416-849-0833	Passcode: #60684299
North America Toll Free: 1-800-642-1687	Passcode: #60684299

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3487440 or via the Company’s website at www.gammongold.com.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

May 12, 2011